HEELYS, INC.
3200 Belmeade, Suite 100
Carrollton, Texas 75006

June 28, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings

Re:	Heelys, Inc (the “Company”)
Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-142673)

Ladies and Gentlemen:

          Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-142673), including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2007 and amended on June 7, 2007, June 18, 2007, June 25, 2007 and June 27, 2007, and has not been declared effective.

          The Company applies for the withdrawal of the Registration Statement because the selling stockholders named therein did not desire to proceed with the offering in light of current market conditions.  The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.

          Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. If you have any questions with respect to this matter, please contact Robert Sarfatis of Gardere Wynne Sewell LLP, the Company’s legal counsel, at (214) 999-4245.

Sincerely,

HEELYS, INC.

By:	/s/ Michael G. Staffaroni
Chief Executive Officer